NEWS RELEASE

Attention:	Financial Editors	Stock Symbol:	(PGF.UN) – TSX; (PGH) – NYSE
PENGROWTH ENERGY TRUST ANNOUNCES TEMPORARY
SHUT-IN AT SABLE OFFSHORE ENERGY PROJECT
(Calgary, April 8, 2009) /Marketwire/ – Pengrowth Corporation, administrator of Pengrowth Energy Trust (“Pengrowth”), today announced that production from the Sable Offshore Energy Project (“SOEP”) in Nova Scotia has been temporarily shut-in after an operational incident, cutting off approximately 400 million cubic feet per day (mmcfpd) of gas production. Pengrowth is an 8.4 percent non-operated working interest partner in the Exxon Mobil operated field.
SOEP typically produces approximately 400 mmcfpd, however the field has been operating at less than normal rates recently, due to scheduled maintenance. The impact of the SOEP shut-in on Pengrowth is estimated to be between 3,800 and 5,800 barrels of oil equivalent per day (boepd) during this planned maintenance period. When operating at normal capacity, Pengrowth’s associated net working interest production at SOEP is approximately 6,800 boepd.
Exxon Mobil is currently working to restore production levels as soon as possible and Pengrowth will provide more information when certainty has been given as to when production will be restored.
Pengrowth is not aware of any environmental impacts that have occurred as a result of the incident.
About Pengrowth:
Founded in 1988, Pengrowth Energy Trust is the third largest Canadian conventional oil and gas energy trust as measured by production. Pengrowth is traded on both the New York (PGH) and Toronto Stock Exchanges (PGF.UN), and has a current enterprise value of approximately $3.5 billion (CDN) and more than 600 team members who support its operations and activities. Pengrowth is recognized as a pioneer and leader in the Canadian energy trust sector.
Advisory Regarding Reserves Information
Disclosure provided herein in respect of reserves and production reported in barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
PENGROWTH CORPORATION
James S. Kinnear
Chairman, President and Chief Executive Officer
For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224  Toll Free: 1-888-744-1111  Facsimile: (403) 693-8889
For media inquiries contact:
Telephone: (403) 213-8684  Facsimile: (403) 781-9757